Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2023

CHAIRMAN’S STATEMENT

2023 is the opening year for fully implementing the guidelines of the 20th CPC National Congress and also the 20th anniversary for China Life’s shareholding reform and public listing. Looking back to the first half of the year, as China’s economy and society has fully returned to normal, and domestic demands were gradually recovering, the life insurance industry saw visible rebound in growth. Centering on serving the overall interests of national development, and steadfastly pushing forward its development in finance with Chinese characteristics, China Life took initiatives on strengthening Party building, benefitting people’s livelihood, driving business development, promoting reforms and guarding against risks to pursue high- quality development. As a result, the Company achieved a steady progress with sound momentum, and further enhanced its comprehensive strengths with its market leading position remaining solidified, making new achievements in its journey towards building a world-class life insurance company.

We pursued the original aspiration of providing insurance services for the people and continued to enhance our efficiency in serving the overall national development. Keeping the “National Priorities” in mind, we gave full play to our function as a “safety net” for protection of people’s livelihood, a “shock absorber” for economic operation and a “stabiliser” for social development, vigorously strengthened the protection of consumers’ rights and interests, and deeply applied the concept of “providing insurance services for the people”. With a focus on implementing the “national strategy of proactively responding to population aging”, the “Healthy China Initiative” and other major national deployments, we made consistent efforts to enhance the affordability and accessibility of insurance. As our business scale of third-pillar private pension and exclusive commercial pension leading the industry, and our long-term care insurance programs offering services to over 33 million people, we contributed to the development of the multi-tiered social security system in greater breadth and depth. We steadfastly served the real economy, and consistently increased our support to the construction of a modern industrial system, green and low-carbon development and regional development strategy by various means. Our accumulated investments in real economy and in green investments have surpassed RMB3.8 trillion and RMB440 billion, respectively. Furthermore, we consistently promoted rural revitalisation, in which we strived to open up new horizons through various means.

We prioritised business value creation and further solidified our leading position in the industry. By firmly pursuing high-quality development, we focused on business value creation and seized market opportunities, and accelerated the pace of our business development. Our insurance business saw a strong growth, the overall business performance remained stable, and a steady progress with good momentum was achieved for high-quality development. In the first half of 2023, we hit a record high in terms of gross written premiums as compared to the same period in history, with the value of half year’s sales increasing by 19.9%, and our industry leading position in terms of the gross written premiums, value of half year’s sales and embedded value were further consolidated. With our insurance business realising a strong growth, our business structure was continuously optimised. We stepped up researches on the allocation to major asset categories, seized opportunities in capital markets at particular phases, strengthened the management and control of credit risks, and adopted multiple measures to stabilise investment returns, with a view to navigating through the macro-economic cycle. Our solvency ratios remained at relatively high levels, which provided solid capital foundation for the development of insurance and investment businesses.

We focused on integrity and innovation and made unremitting efforts in advancing reforms in greater depth. Aligning with the changes in time, the changes in client base, as well as the changes in demands, we consistently improved the adaptability and flexibility of our supply-side structure, and strived to bring together the new driving forces for development and cultivate new competitive edges. The implementation of the “Eight Reform Programs” was accelerated, and the reforms on key business areas and aspects, such as the sales system reforms, construction of an ecological chain and digital transformation, moved forward steadily as planned. Having our eyes on the future, the sales system reforms proceeded smoothly, aiming at upgrading the mode of business development for the life insurance business, with the enhancement of professional competence of our sales force and the exploration of new sales model as the key focuses, and the upgrading of the “product + services” model and precise technology empowerment as the guarantee and support. The construction of the healthcare and senior-care service ecosystem was also accelerated. With the residential senior-care services in “city center” as the main model and the residential senior-care services in “suburb”, home-based senior-care services and community-based senior-care services as the complementary model, the promotion of our integrated senior-care business achieved remarkable results. We kept on pushing forward the deep integration of digital technologies with insurance business. With a focus on ecology, contact points and client base, we continued to promote the digital, intelligent and ecological development towards both ends of the value chain of the life insurance business, exerting the effects of digital technology empowerment. With advancement in such aspects as talent development, integrated sales and customer relationship management, the construction of the sustainable high-quality development system and mechanism was further accelerated.

We strengthened bottom-line thinking and further improved the risk prevention and control mechanism. We coordinated business development and risk control, pursued sound and prudent business operations, and optimised asset-liability management. By deeply advancing the construction of an enterprise-wide risk management system, we continuously strengthened efforts to prevent and mitigate risks in key business areas, and firmly held onto the bottom line that no systemic risks arose. As the informatisation and intellectualisation of risk prevention and control were deeply integrated, and the rigid constraints on the front end of systems were further intensified, we steadily launched the transformation towards a source-based intelligent risk control system. The Company has maintained the rating of Class A for 20 consecutive quarters in the integrated risk rating for insurance companies, and was among the top-ranked life insurance companies as evaluated by the first Solvency Aligned Risk Management Requirements and Assessment (“SARMRA”) under the C-ROSS (Phase II) Regulation. Our capabilities of risk management and control for safeguarding high-quality development were steadily enhanced.

At present, China is at a crucial stage for economic recovery as well as transformation and upgrading, and the foundation for recovery of the life insurance industry is not solid yet. In the long run, since China has the advantages of a hyperscale market and domestic demands potentials, and its economy is resilient and promising with ample leeway for growth, the long-term positive fundamentals remain unchanged. The strong driving forces brought about by high-quality economic development, together with the external forces arising from the strengthening of the social security system, have offered broader space for the long-term positive development of the industry, and China’s life insurance industry is still at an important stage full of strategic opportunities. Meanwhile, the profound changes in internal and external environments, including new sci-tech revolution and new supply-side reforms in the life insurance industry driven by new demands, are imperceptibly shaping the future development landscape of the industry. The life insurance industry has entered a stage that a new pattern is being fostered, new track of development is being navigated and new areas are being explored.

Setting the sail high, we are well prepared to lead in the wave of the times. The insurance industry embodies the concept of love and sharing at the most in itself. As a leading company in the industry, China Life will apply new development concepts completely, accurately and consistently. We will deeply promote the upgrading of business modes towards ecological chain operation and collaborative development of integrated finance, and speed up the progress of the sales system reforms and digital transformation. Being customer- centric, we will firmly stick to the principle of utmost good faith and safeguard people’s wellbeing, with an aim to make insurance become a caring and trusted partner of our clients.

FINANCIAL SUMMARY

The Company has prepared the interim results in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board. Since 1 January 2023, the Company has adopted IFRS 9 – Financial Instruments and IFRS 17 – Insurance Contracts. The Company has restated and presented the comparative information associated with insurance contracts in accordance with IFRS 17 – Insurance Contracts, and there is no need to restate and present any comparative information associated with financial instruments in accordance with IFRS 9 – Financial Instruments. The interim financial data are unaudited.

I.	Major Financial Data and Indicators

RMB million
	As at 30 June 2023	As at 31 December 2022	Increase/Decrease from the end of 2022
Total assets	5,507,193	5,010,068	9.9%
Including: Investment assets[1]	5,386,667	4,811,893	11.9%
Equity holders’ equity	477,935	366,021	30.6%
Equity per share[2] (RMB per share)	16.91	12.95	30.6%
Gearing ratio[3] (%)	91.15	92.52	A decrease of 1.37 percentage points

	January to June 2023	January to June 2022[4]	Increase/ Decrease from the corresponding period in 2022
Total revenue	186,324	188,744	-1.3%
Profit before income tax	37,538	43,537	-13.8%
Net profit attributable to equity holders of the Company	36,151	39,305	-8.0%
Earnings per share (basic and diluted)[2] (RMB per share)	1.28	1.39	-8.0%
Weighted average ROE (%)	7.55	9.72	A decrease of 2.17 percentage points
Net cash inflow/(outflow) from operating activities	249,424	233,463	6.8%
Net cash inflow/(outflow) from operating activities per share[2] (RMB per share)	8.82	8.26	6.8%

Notes:

1.

As at 30 June 2023, Investment assets = Cash and cash equivalents + Financial assets at fair value through profit or loss + Financial assets at fair value through other comprehensive income + Financial assets at amortised cost + Term deposits + Financial assets purchased under agreements to resell + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures. As at 31 December 2022, Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Financial assets purchased under agreements to resell + Loans (excluding policy loans) + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

2.

In calculating the percentage changes of the “Equity per share”, “Earnings per share (basic and diluted)” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

3.	Gearing ratio = Total liabilities/Total assets
4.	The financial data from January to June 2022 as set out in this interim results have taken into account the restatement made with respect to a business combination under common control.

II.	Information on the Difference between the Financial Statements Prepared under Accounting Standards for Business Enterprises and International Financial Reporting Standards

Under Accounting Standards for Business Enterprises (“ASBE”), the Company adopts the transition plan for the new accounting standards for insurance contracts, namely: From 1 January 2023 to 31 December 2025, the Company will continue to apply ASBE No. 25 – Direct Insurance Contracts (Caikuai [2006] No. 3), ASBE No. 26 – Reinsurance Contracts (Caikuai [2006] No. 3), Regulations regarding the Accounting Treatment of Insurance Contracts (Caikuai [2009] No. 15), ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2006] No. 3), ASBE No. 23 – Transfer of Financial Assets (Caikuai [2006] No. 3), ASBE No. 24 – Hedging (Caikuai [2006] No. 3), ASBE No. 37 – Presentation of Financial Instruments (Caikuai [2014] No. 23) and other relevant accounting standards.

The reconciliations of net profit attributable to equity holders of the Company from January to June 2023 and the corresponding period of 2022 and equity holders’ equity as at 30 June 2023 and 31 December 2022 from the consolidated financial statements prepared under ASBE to those under IFRSs are as follows:

RMB million
	January to June 2023	January to June 2022
Net profit attributable to equity holders of the Company under ASBE	16,156	25,356
Reconciling items:
Adjustment related to IFRS 9	9,815	N/A
Adjustment related to IFRS 17	16,573	18,606
Deferred tax effects	(6,393)	(4,657)
Net profit attributable to equity holders of the Company under IFRSs	36,151	39,305

RMB million
	As at 30 June 2023	As at 31 December 2022
Equity holders’ equity under ASBE	449,362	436,169
Reconciling items:
Adjustment related to IFRS 9	177,538	N/A
Adjustment related to IFRS 17	(140,431)	(93,967)
Deferred tax effects	(8,534)	23,819
Equity holders’ equity under IFRSs	477,935	366,021

For the first half of 2023, the net profit attributable to equity holders of the Company under IFRSs was RMB36,151 million, an increase of RMB19,995 million comparing with the data under ASBE.

As at the end of the Reporting Period, the equity holders’ equity under IFRSs was RMB477,935 million, an increase of RMB28,573 million comparing with the data under ASBE.

III.	Major Items of the Consolidated Financial Statements and the Reasons for Change[1]

RMB million
Major items of the consolidated statement of financial position	As at 30 June 2023	As at 31 December 2022	Change	Main reasons for change
Term deposits	445,780	485,567	-8.2%	The maturity of term deposits
Held-to-maturity securities	N/A	1,574,204	N/A	—
Available-for-sale securities	N/A	1,738,108	N/A	—
Securities at fair value through profit or loss	N/A	223,790	N/A	—
Financial assets at amortised cost	208,914	N/A	N/A	—
Financial assets at fair value through other comprehensive income	2,687,231	N/A	N/A	—
Financial assets at fair value through profit or loss	1,516,000	N/A	N/A	—
Financial assets purchased under agreements to resell	54,551	38,533	41.6%	The needs for liquidity management
Cash and cash equivalents	195,232	127,594	53.0%	The needs for liquidity management
Loans	N/A	342,083	N/A	—

[1]

In accordance with IFRS 9 – Financial Instruments, there is no need for the Company to restate and present any comparative information associated with financial instruments. Therefore, relevant items are not applicable.

RMB million
Major items of the consolidated statement of financial position	As at 30 June 2023	As at 31 December 2022	Change	Main reasons for change
Insurance contract liabilities	4,696,086	4,266,947	10.1%	The accumulation of insurance liabilities from new policies and renewals
Financial assets sold under agreements to repurchase	127,962	148,958	-14.1%	The needs for liquidity management
Interest-bearing loans and other borrowingsNote	12,937	12,774	1.3%	—
Financial liabilities at fair value through profit or loss	6,714	3,344	100.8%	An increase in equity owned by third parties of consolidated structured entities
Equity holders’ equity	477,935	366,021	30.6%	Due to the combined impact of changes of accounting standards, total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, and a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, both of which are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR100 million with a maturity date on 8 September 2023, both of which are floating rate bank loans.

RMB million
Major items of the consolidated statement of comprehensive income	January to June 2023	January to June 2022	Change	Main reasons for change
Insurance revenue	91,941	91,725	0.2%	—
Investment income	23,606	85,454	N/A	The corresponding data is not comparable due to changes in accounting standards
Net realised gains on financial assets	N/A	6,662	N/A	—
Net fair value gains through profit or loss	N/A	(5,129)	N/A	—
Interest income	61,246	N/A	N/A	—
Investment income from associates and joint ventures	5,664	5,737	-1.3%	—
Other income	3,867	4,295	-10.0%	The fluctuation of exchange rate for the valuation of foreign currency assets and liabilities
Insurance service expenses	64,846	63,234	2.5%	—
Insurance finance income/(expenses) from insurance contracts issued	73,793	72,458	1.8%	—
Finance costs	2,341	2,610	-10.3%	A decrease in interest paid for financial assets sold under agreements to repurchase
Expected credit losses	(797)	N/A	N/A	—
Income tax	664	3,474	-80.9%	Due to the combined effect of changes in profit before income tax and non-taxable income
Net profit attributable to equity holders of the Company	36,151	39,305	-8.0%	Due to the combined impact of changes of accounting standards and sustained volatilities in the equity market

MANAGEMENT DISCUSSION AND ANALYSIS2

I.	Review of Business Operations in the First Half of 2023

In the first half of 2023, as China’s economic and social development has fully returned to normal, the market demands have gradually recovered, and the overall economy showed a good momentum of recovery. However, the external environment was complicated, and the foundation for sustained recovery of domestic economy was not solid yet. The good momentum of the macro economy drove steady recovery and growth of the life insurance industry. The industry regulator, concentrating on the areas of social concern with far-reaching impacts, including promoting the development of industry in a regulated manner, and serving people’s livelihood and the real economy, further optimised financial regulatory policy system to strengthen compliant operations, so as to firmly pursue the high-quality development of the industry.

The Company firmly implemented the business strategy of “achieving stable growth, prioritising business value, optimising structure, strengthening sales force, promoting reforms and guarding against risks”, adhered to the original role of insurance, and pursued high-quality development. It proactively seized development opportunities arising from the recovery of the industry and made breakthroughs for business expansion through innovation, thus achieving a steady progress while maintaining stability in its overall operations with its market leading position remaining solidified. As at the end of the Reporting Period, the Company’s total assets reached RMB5.51 trillion, investment assets reached RMB5.39 trillion, and embedded value reached RMB1,311,669 million, all of which remained the industry leadership position. The comprehensive solvency ratio and core solvency ratio continued to maintain at relatively high levels, which were 204.23% and 140.43%, respectively. The number of long-term in-force policies held by the Company reached 326 million.

The Company maintained its strategic consistency, continued to strengthen its asset-liability interaction, consistently implemented its medium- to long-term strategy asset allocation, and adopted multiple measures to stabilise investment returns. In the first half of 2023, the gross investment income of the Company were RMB91,372 million, and the net profit attributable to equity holders of the Company was RMB36,151 million.

[2]

The data regarding premiums (including gross written premiums, premiums from new policies, first-year regular premiums, first-year regular premiums with a payment duration of ten years or longer, renewal premiums, single premiums and short- term insurance business premiums, etc.) in this interim results are relevant data under ASBE.

Key Performance Indicators for the First Half of 2023

	RMB million
	January to June 2023	January to June 2022
Gross written premiums	470,115	439,969
Premiums from new policies	171,213	139,358
Including: First-year regular premiums	97,418	79,838
First-year regular premiums with a payment duration of ten years or longer	38,957	30,226
Renewal premiums	298,902	300,611
Value of half year’s sales	30,864	25,745
Including: Individual agent business sector	27,404	24,185
Policy persistency rate (14 months)[1] (%)	89.20	85.10
Policy persistency rate (26 months)[1] (%)	79.30	76.50
Surrender rate[2] (%)	0.65	0.51

	As at 30 June 2023	As at 31 December 2022
Embedded value	1,311,669	1,230,519
Number of long-term in-force policies (hundred million)	3.26	3.25

	January to June 2023	January to June 2022
Gross investment income	91,372	N/A
Net profit attributable to equity holders of the Company	36,151	39,305

Notes:

1.

The persistency rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.

Surrender rate, which is for long-term insurance business, is the proportion of the surrender payment to the sum of the reserves at the beginning of the period and the premiums. Items such as surrender payment, reserves and premiums are relevant data under ASBE.

Prioritising business value, in the first half of 2023, the Company realised a strong growth in its insurance business with its business structure continuously optimised. Its gross written premiums amounted to RMB470,115 million, a year-on-year increase of 6.9%, hitting a record high for the same period in history and still leading the industry. The key business performance indicators achieved a rapid growth. Premiums from new policies reached RMB171,213 million, a year-on-year increase of 22.9%. First-year regular premiums were RMB97,418 million, increasing by 22.0% year on year. In particular, first- year regular premiums with a payment duration of ten years or longer reached RMB38,957 million, a year-on-year increase of 28.9%, and its proportion in the first-year regular premiums rose by 2.13 percentage points, showing a significant improvement in business structure. The value of half year’s sales was RMB30,864 million, a year-on-year increase of 19.9%, continuing to lead the industry.

The Company vigorously pushed forward the “Eight Reform Programs”, aiming to foster new growth drivers through reforms and innovation. In the first half of 2023, it introduced several strategic measures and reform programs that focused on Party building as the guide, mechanism optimisation, sales system reforms, resources integration, management innovation and ecological driving forces, making new breakthroughs in reforms on key areas. The Company deeply advanced sales system reforms in the individual agent business sector by defining two key focuses for reforms, namely “enhancement of professional competence of the existing sales force” and “exploring new sales models”, as well as two guarantee and supporting strategies, namely “the ‘product + services’ ecosystem” and “precise technology empowerment”, and accelerated the transformation and upgrading of a specialised and professional agent force. The project for upgrading the exiting sales force was fully launched. The Company accelerated the construction of a healthcare and senior-care ecosystem and created a development model with the residential senior-care services in “city center” as the main model and the residential senior-care services in “suburb”, home-based senior-care services and community-based senior-care services as the complementary model. The Company also proceeded with the deployment of senior-care projects, and carried out senior-care service projects in some major cities to develop its own capability in supplying inclusive healthcare and integrated senior-care services at a faster speed, so as to satisfy the diversified needs of people for healthcare and senior-care services. The Company fully advanced the FinTech and Digitalisation Program and actively pushed forward the upgrading of its corporate network to 5G by implementing new technologies as a breakthrough. With the Cloud Native concept applying to the whole process of technological construction, the Company fully applied AI technologies in each aspect of its core value chain, and gave full play to data factors, to further enhance the supporting and empowering function of digitalisation and intellectualisation to its business operation and management in all aspects.

II.	Business Analysis

(I)	Figures of Gross Written Premiums

1.	Gross Written Premiums Categorised by Business

	RMB million
	January to June 2023	January to June 2022	Change
Life insurance business	388,558	356,528	9.0%
First-year business	115,359	83,519	38.1%
First-year regular	95,561	76,874	24.3%
Single	19,798	6,645	197.9%
Renewal business	273,199	273,009	0.1%
Health insurance business	73,058	75,284	-3.0%
First-year business	47,593	47,954	-0.8%
First-year regular	1,857	2,961	-37.3%
Single	45,736	44,993	1.7%
Renewal business	25,465	27,330	-6.8%
Accident insurance business	8,499	8,157	4.2%
First-year business	8,261	7,885	4.8%
First-year regular	—	3	-100.0%
Single	8,261	7,882	4.8%
Renewal business	238	272	-12.5%

Total	470,115	439,969	6.9%

Note: Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company were RMB388,558 million, a year-on-year increase of 9.0%. Gross written premiums from the health insurance business were RMB73,058 million, a year-on-year decrease of 3.0%. Gross written premiums from the accident insurance business were RMB8,499 million, a year-on-year increase of 4.2%.

2.	Gross Written Premiums Categorised by Channel

	RMB million
	January to June 2023	January to June 2022
Individual agent business sector[1]	362,101	352,487
First-year business of long-term insurance	80,208	69,042
First-year regular	80,109	68,957
Single	99	85
Renewal business	272,499	274,016
Short-term insurance business	9,394	9,429
Bancassurance channel	62,066	42,609
First-year business of long-term insurance	36,217	16,709
First-year regular	17,294	10,864
Single	18,923	5,845
Renewal business	25,641	25,707
Short-term insurance business	208	193
Group insurance channel	15,923	16,759
First-year business of long-term insurance	772	732
First-year regular	9	16
Single	763	716
Renewal business	761	862
Short-term insurance business	14,390	15,165
Other channels[2]	30,025	28,114
First-year business of long-term insurance	26	8
First-year regular	6	1
Single	20	7
Renewal business	1	26
Short-term insurance business	29,998	28,080

Total	470,115	439,969

Notes:

1.	Gross written premiums of individual agent business sector include premiums of the general sales team and the upsales team.
2.	Gross written premiums of other channels mainly include premiums of government-sponsored health insurance business and online sales, etc.

(II)	Insurance Business

1.	Analysis of Insurance Business

In the first half of 2023, the life insurance industry showed a good momentum of recovery. Seizing the opportunities of such recovery, the Company focused on business value growth, proceeded with transformation in greater depth, and made manifested achievements in high- quality business development. Its gross written premiums hit a record high in the first half of the year with its business structure significantly optimised, and the value of half year’s sales rose rapidly. The size of the Company’s sales force was gradually stabilised. As at the end of the Reporting Period, the total number of its sales force was 721,000, and the productivity per person of the individual agent business sector, bancassurance channel and group insurance channel realised a significant year-on-year increase.

Individual Agent Business Sector

The individual agent business sector strived to make progress while maintaining stability and consistently deepened business channel restructuring. A rapid growth was achieved in all indicators for the new business, and the business structure was significantly optimised. During the Reporting Period, gross written premiums from the sector were RMB362,101 million, an increase of 2.7% year on year. In particular, renewal premiums were RMB272,499 million. First-year regular premiums were RMB80,109 million, an increase of 16.2% year on year. First-year regular premiums with a payment duration of ten years or longer were RMB38,950 million, an increase of 28.9% year on year, and its proportion in the first-year regular premiums was 48.62%, an increase of 4.81 percentage points year on year. In the first half of 2023, the value of half year’s sales of the sector was RMB27,404 million, an increase of 13.3% year on year.

In the first half of 2023, the individual agent business sector adhered to the strategy of “productive agents-driven business”, concentrated on the “Sales Channel Strengthening Program”, and emphasised on two key focuses for reforms, namely “enhancement of professional competence of the existing sales force” and “exploring new sales models”, to deeply proceed with the sales system reforms in the sector, with an aim to accelerate the transformation and upgrading of a specialised and professional agent force. The “Regular Operation 4.0 System for the Team Building of the Individual Agent Business Sector” was steadily advanced to strengthen the technological support for team building and increase the team’s overall capability. The “Zhongxin Project” was carried out to optimise agent recruitment and development, and the recruitment requirements were further improved. The size of its sales force was stablised as a whole. As at the end of the Reporting Period, the number of agents of the sector was 661,000, generally stable compared with the end of 2022, including 424,000 agents from the general sales team and 237,000 agents from the upsales team. The quality of sales force continued to improve, with an increase in both the number and proportion of high-performance agents. Meanwhile, the productivity of the sales force was improved substantially and the monthly average first-year regular premiums per agent rose by 38.1% year on year.

Diversified Business Sector

With high-quality development as the guidance, the diversified business sector concentrated on specialised business operation, and insisted on transformation and upgrading as well as enhancing quality and efficiency. In the first half of 2023, the Company further optimised and innovated the operation models for its diversified channels, and fostered the new development of the sector by making breakthroughs in refining channels management, increasing value creation from such channels, and pursuing market-oriented operating mechanism, etc.

Bancassurance Channel Grasping the trend of the market, the bancassurance channel deepened and expanded its cooperation with banks, and achieved a rapid growth in the scale of its premiums. During the Reporting Period, gross written premiums from the channel amounted to RMB62,066 million, an increase of 45.7% year on year. With its efforts on deepening structural transformation, and increasing the sales of medium- and long-term bancassurance products, it achieved a significant optimisation in its business structure. First-year regular premiums were RMB17,294 million, an increase of 59.2% year on year. First-year regular premiums with a payment duration of five years or longer were RMB7,527 million, with its proportion in the first-year regular premiums rising by 11.20 percentage points year on year to 43.52%. Renewal premiums amounted to RMB25,641 million (a year-on-year decrease of 0.3%), accounting for 41.31% of gross written premiums from the channel. The bancassurance channel constantly enhanced the professional and technological capabilities of its account manager team, the quality of which was improved steadily. As at the end of the Reporting Period, the number of account managers of the bancassurance channel reached 23,000, and the quarterly average active managers recorded a year-on-year growth of 13.8%, with the productivity of regular premiums per account manager increased substantially.

Group Insurance Channel The group insurance channel coordinated business scale and profitability and pushed forward stable development in all business lines. During the Reporting Period, gross written premiums from the channel were RMB15,923 million, a decrease of 5.0% year on year. In particular, short-term insurance premiums from the channel were RMB14,390 million, a decrease of 5.1% year on year. As at the end of the Reporting Period, the number of direct sales representatives was approximately 37,000, among which the proportion of high-performance personnel rose by 4.6 percentage points from the end of 2022.

Other Channels During the Reporting Period, gross written premiums from other channels were RMB30,025 million, an increase of 6.8% year on year. The Company proactively participated in a variety of government-sponsored health insurance businesses and supported the construction of a multi-tiered medical security system. As at the end of the Reporting Period, the Company carried out over 200 supplementary major medical expenses insurance programs, covering nearly 350 million people. It also undertook over 60 policy-oriented long-term care insurance programs, providing services to more than 33 million people. Meanwhile, it implemented over 110 city-customised commercial medical insurance projects. The Company actively participated in social governance related to medical protection and continued to undertake over 390 health care entrusted programs.

Online Insurance Business

The Company continued to promote the development of the online insurance business and provided customers with a quality service experience through integrated online-to-offline sales and online direct sales. In the first half of 2023, the Company achieved new breakthroughs in exploring digital business operations and the development of online exclusive business, etc. Its digital sales capability was further strengthened, and its online insurance business grew rapidly. Total premiums3 of online insurance business under the regulatory caliber were RMB53,680 million, an increase of 38.1% year on year. The Company consistently optimised its online insurance business operation system featuring centralised operation and unified management, and gave full play to the advantages of fast access, wide coverage and high efficiency of the Internet, to actively promote the development of its business and consistently enhance its core operating capabilities and channel value of the online insurance business.

Integrated Financial Business

The Company actively engaged in the construction of a “Life Insurance Plus” integrated financial ecosystem, with a view to empowering the Company’s high-quality development. In the first half of 2023, premiums of China Life Property and Casualty Insurance Company Limited (“CLP&C”) cross-sold by the Company through collaboration were RMB11,856 million. Through the cross-sale of property insurance products, the Company diversified its client contacts and facilitated its sales team to meet sales targets, maintain its size and secure a higher commission income. Additional first-year receipts of enterprise annuity funds and commercial pension products of China Life Pension Company Limited cross-sold by the Company through collaboration were RMB2,045 million. The Company entrusted China Guangfa Bank Co., Ltd. (“CGB”) to sell its bancassurance products, with the first-year regular premiums amounting to RMB1,612 million, an increase of 42.0% year on year. The Company also actively explored the synergy between insurance and investment business, continuously deepened the cooperation with China Life Asset Management Company Limited (“AMC”) and China Life Investment Management Company Limited, etc., and constantly innovated and explored new insurance-investment interactive model in aspects such as investment project promotion and joint customer exploration. Besides, in order to satisfy the diverse needs of its customers, the Company has carried out various business operation activities by co-working with CLP&C and CGB, so as to provide customers with one-stop and all-round solutions of the high-quality financial and insurance services.

[3]	Including premiums from online insurance business acquired by different sales channels of the Company.

Inclusive Healthcare and Integrated Senior-care Service System

With insurance business as the core and the “people-centric” approach as the starting point and ultimate goal for the “insurance + healthcare and senior-care services” development, the Company fully advanced the “Healthcare and Senior-care Ecosystem Program” to accelerate its deployment in the healthcare and senior-care sector.

In the first half of 2023, with respect to the “insurance + healthcare services”, the Company fully consolidated internal and external high-quality resources and made consistent efforts to enhance its capability in health management services, creating a health management and service system integrating online and offline operations and with high quality and efficiency. As at the end of the Reporting Period, more than a hundred types of services were available on the China Life Inclusive Healthcare Service Platform, covering seven categories of health management services such as physical examination, health consulting, health promotion, disease prevention, chronic disease management, medical services and rehabilitation care, and the accumulated registered users of the platform increased by over 10% from the end of 2022, ranking among the top of the industry. With respect to the “insurance + senior- care services”, the Company accelerated its deployment in the healthcare and senior-care sector, enhanced its capability of service supply, and created a development model with the residential senior-care services in “city center” as the main model and the residential senior- care services in “suburb”, home-based senior-care services and community-based senior- care services as the complementary model. The Company accelerated the consolidation of the existing healthcare and senior-care resources by setting up the China Life Integrated Senior Care Fund, with the expansion of senior-care services to six additional key cities and launching the pilot programs of home-based senior-care services in five cities in the first half of the year.

As for the next stage, with an unchanged focus on its principal insurance business, the Company will strengthen its ability comprehensively to integrate the inclusive healthcare and integrated senior-care businesses and enhance its platform influence. By creating a close-loop system of “products – services – payment”, the Company will develop its core competitiveness of “product + services”, so as to facilitate its transformation from risk compensation to full chain management of risks, making significant contributions in strengthening the social security system, and improving people’s wellbeing and quality of life.

2.	Analysis of Insurance Products

The Company actively served national strategies and adhered to the original aspiration of “providing insurance services for the people”. In light of the internal and external environments for product research and development, the Company further strengthened the underlying ecosystem construction of products and optimised its product structure, so as to enhance its product supply capability in a responsive, efficient and secured manner. It also made continuous efforts in exploring the criteria and rules on service-product integration to improve the supply efficiency of its “product + services”. In the first half of 2023, the Company newly developed and upgraded a total of 78 insurance products.

In actively serving the Healthy China initiative, the Company steadily promoted the research and development of products with respect to critical illness insurance, care insurance and medical insurance, to provide better health protection for customers with diversified demands. It developed through innovation the insurance product series named the “Xiang Ban Fu” and other products on the basis of the product series named the “Zun Xiang Fu” and “Hui Xiang Fu”, and launched illness insurance products especially for students and children such as “Le Xue Wu You”. To actively serve the national strategy of proactively responding to population aging, the Company continued to develop products, such as pension insurance and long-term care insurance, after the launch of the third-pillar private pension insurance product. It also actively implemented pilot programs of insurance liability conversion between life insurance and long-term care insurance, for the purpose of satisfying the diverse needs of customers for pension security. Moreover, the Company actively facilitated rural revitalisation and regional harmonious development by continuously rolling out its exclusive series of products for rural revitalisation to provide insurance protection against death, medical treatments and accidents for the relevant groups of people, and exploring the product supply for the designated regions by launching the accident injury insurance of Hainan Free Trade Port and other insurance products. It also carried out in-depth studies on the needs of professional athletes for retirement protection and promoted innovation in the development of sports insurance products.

(III)	Investment Business[4]

In the first half of 2023, the interest rate of fixed-income assets was adjusted downward after a short-term surge at the beginning of the year, and the low interest rate environment with a shortage of quality assets remained unchanged. The stock market was under fluctuation with diversified sector performance. Under the complicated and ever-changing market environment, the Company firmly maintained its strategic consistency and pursued asset-liability matching management. It carried out tactical asset allocation flexibly by actively seizing market opportunities under the guidance of strategic asset allocation. Adhering to the “dumbbell type” allocation strategy for fixed-income assets, the Company increased allocation to bonds with long duration by leveraging short-term opportunities presented by interest rate rebounds at the start of the year. The Company consistently pursued balanced allocations and structural optimisation with its equity asset positions remaining stable in general. Besides, it took proactive actions to expand reserves of alternative investment projects and made innovation in investment models, maintaining a stable size of alternative asset allocations.

[4]

In accordance with IFRS 9 – Financial Instruments, there is no need for the Company to restate and present any comparative information associated with financial instruments. Therefore, comparative information on investment business is not presented because of no comparability.

1.	Investment Portfolios

As at the end of the Reporting Period, the Company’s investment assets categorised by investment object are set out as below:

	RMB million
	As at 30 June 2023
Investment category	Amount	Percentage
Fixed-maturity financial assets	3,887,472	72.16%
Term deposits	445,780	8.28%
Bonds	2,901,064	53.86%
Debt-type financial products[1]	477,868	8.87%
Other fixed-maturity investments[2]	62,760	1.15%
Equity financial assets	976,996	18.14%
Common stocks	435,892	8.09%
Funds[3]	166,219	3.09%
Other equity investments[4]	374,885	6.96%
Investment properties	12,973	0.24%
Cash and others[5]	249,783	4.64%
Investments in associates and joint ventures	259,443	4.82%

Total	5,386,667	100.00%

Notes:

1.	Debt-type financial products include debt investment schemes, trust schemes, asset-backed plans, credit asset-backed securities, specialised asset management plans, and asset management products, etc.
2.	Other fixed-maturity investments include statutory deposits-restricted and interbank certificates of deposits, etc.
3.	Funds include equity funds, bond funds and money market funds, etc. In particular, the balance of money market funds as at 30 June 2023 was RMB2,640 million.
4.	Other equity investments include private equity funds, unlisted equities, preference shares and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term deposits and financial assets purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB5,386,667 million. Among the major types of investments, the percentage of investment in bonds was 53.86%, the percentage of term deposits was 8.28%, the percentage of investment in debt- type financial products was 8.87%, and the percentage of investment in stocks and funds (excluding money market funds) was 11.13%.

2.	Investment Income

RMB million
January to June 2023
Gross investment income	91,372
Net investment income	90,585
Net income from fixed-maturity investments	71,125
Net income from equity investments	11,348
Net income from investment properties	62
Investment income from cash and others	2,386
Share of profit of associates and joint ventures	5,664
+ Realised disposal gains	(12,489)
+ Unrealised gains or losses	12,482
– Expected credit losses of investment assets	(794)
Net investment yield	3.31%
Gross investment yield	3.33%

Note:

In the calculation of an investment yield, the average investment assets as the denominator exclude the fair value changes of debt-type investments measured at fair value through other comprehensive income, so as to reflect the strategic intention of the Company for the management of assets and liabilities. Additionally, only interest income from fixed-maturity assets and rental income from investment properties are annualised, and such treatment does not apply to interest income from/ interest paid for financial assets purchased under agreements to resell and financial assets sold under agreements to repurchase, dividend income, spread income, and gains and losses from changes in fair values, etc.

In the first half of 2023, the Company’s net investment income was RMB90,585 million, and the net investment yield was 3.31%; the gross investment income of the Company was RMB91,372 million, and the gross investment yield was 3.33%.

3.	Credit Risk Management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on sectors such as banking, transportation, non-banking finance, public utilities and energy. As at the end of the Reporting Period, over 98% of the credit bonds held by the Company were rated AAA by external rating institutions, whereas over 99% of the debt-type financial products were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition, and the credit risks were well controlled.

The Company insisted on a prudent investment philosophy. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company prudently scrutinised credit profiles of targets and risk exposure concentration before investment and carried out ongoing tracking after investment, effectively controlling credit risks through early identification, early warning and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in the first half of 2023.

4.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

III.	Analysis of Specific Items

(I)	Insurance Contract Liabilities

	RMB million
	As at 30 June 2023	As at 31 December 2022	Change
Insurance contract liabilities of long-term insurance business	4,657,350	4,231,075	10.1%
Insurance contract liabilities of short-term insurance business	38,736	35,872	8.0%

Total of insurance contract liabilities	4,696,086	4,266,947	10.1%

Including: Contractual service margin	802,380	783,473	2.4%

As at the end of the Reporting Period, the insurance contract liabilities of the Company were RMB4,696,086 million, 10.1% up from RMB4,266,947 million as at the end of 2022, primarily due to the accumulation of insurance liabilities from new policies and renewals.

(II)	Analysis of Cash Flows

1.	Liquidity Sources

The Company’s cash inflows mainly come from insurance premiums received, interest, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB194,708 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB445,780 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. The Company is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from the Company’s insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

RMB million
	January to June 2023	January to June 2022	Change	Main reasons for change
Net cash inflow/(outflow) from operating activities	249,424	233,463	6.8%	An increase in the scale of universal insurance accounts
Net cash inflow/(outflow) from investing activities	(166,896)	(127,463)	30.9%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(15,528)	(72,529)	-78.6%	The needs for liquidity management
Foreign exchange gains/ (losses) on cash and cash equivalents	114	205	-44.4%	—
Net increase in cash and cash equivalents	67,114	33,676	99.3%	—

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 30 June 2023 (unaudited)	As at 31 December 2022 (audited)
Core capital	709,523	699,688
Actual capital	1,031,818	1,007,601
Minimum capital	505,233	487,290
Core solvency ratio	140.43%	143.59%
Comprehensive solvency ratio	204.23%	206.78%

As at the end of the Reporting Period, the comprehensive solvency ratio and the core solvency ratio of the Company were 204.23% and 140.43%, respectively, continuing to stay relatively high. Affected by factors such as the business growth, an increase in investment assets and dividends payment, the solvency ratios slightly decreased from the end of 2022.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

(V)	Major Subsidiaries and Associates of the Company

RMB million
Company name	Major business scope	Registered capital	Shareholding		Total assets	Net assets	Net profit
China Life Asset Management Company Limited	Management and utilisation of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations.	4,000	60%		20,560	17,498	1,490
China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the National Administration of Financial Regulation (“NAFR”).	3,400	70.74 is held by the Company, and 3.53 is held by AMC	% %	10,152	6,851	504
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the NAFR.	27,800	40%		127,804	37,882	608

RMB million
Company name	Major business scope	Registered capital	Shareholding	Total assets	Net assets	Net profit
China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarisation businesses; other businesses approved by the NAFR and other relevant authorities.	21,790	43.686%	3,464,263	272,271	9,920

IV.	Technology Capabilities, Operations and Services, Risk Management and Control

(I)	Technology Capabilities

In the first half of 2023, the Company launched the FinTech and Digitalisation Program to deepen technological innovation and consolidate digital infrastructure, with the aim to promoting its high-quality development with high-quality supply of technological capabilities.

New awards for technological innovation were received. A real-time data service platform of the full-stack IT application innovation, which was capable of processing data volume at petabytes (PB) level, was constructed based on the new proprietary distributed technological architecture and was selected to be a case study of the national IT application innovation. China Life distributed hybrid cloud was awarded the special prize of Capital Financial Innovation Achievements, and the intelligent identification and verification system for anti-money laundering, which was the first application innovation of “machine learning + knowledge graph” in the anti-money laundering field of the life insurance industry, was awarded the second prize of the FinTech Development Awards by the People’s Bank of China.

Digital capability was constantly enhanced. The Company further improved the quality and efficiency of its data service by emphasising on the real-time and the consistency of data, and fully empowered various business sectors such as sales, services, operations and risk control with data factors as the driving force. With its trillion-level data processing capability, the Company realised the whole-process automated generation of financial statements under new insurance contract standards, and developed a financial accounting and actuarial measurement system under the new accounting standards by using more accurate algorithm, more sophisticated model and more efficient process, fully ensuring the implementation of the new accounting standards in a systemic, complete and accurate manner.

Digital risk control was consistently intensified. The Company created a digital risk control system based on the big data analytics, which accurately identified a variety of risk scenarios through multi-dimensional modelling analysis and cross comparison. By moving forward risk control points and dynamic monitoring, it realised quick identification and accurate capture of risk scenarios in key business fields. The Company also established a RegTech application laboratory for anti-money laundering with the People’s Bank of China, Nanchang Center Sub-branch, to explore the empowerment of the full-coverage and look-through anti-money laundering regulation by applying technological means.

(II)	Operations and Services

In the first half of 2023, sticking to the “people-centric” approach and serving the overall national development, the Company enhanced its operations and services by responding to the voices of customers. It accelerated the implementation of an integrated model of intelligent and centralised operations, strengthened the protection of consumers’ rights and interests, and strived to improve its capability of service supply and delivery, with a commitment to provide the “convenient, quality and caring” operations and services of high quality.

Service delivery capability was improved with further business mode optimisation. The Company’s service efficiency was further improved by intelligent and centralised operations, with the intelligent processing rate of insurance underwriting rising to 94.9%. The shared business mode of operations was fully applied to the entire business process, and the efficiency of policy administration and underwriting for new insurance policies was improved by 27.6% and 36.6%, respectively. The capability of service access through multiple contact points was further improved. The monthly active users of the China Life APP grew by 14.3% year on year, the online customer services surged by 167.4% year on year, and the online services delegated to sales agents amounted to more than 4.22 million customer-times.

Service provision capability was enhanced with more diversified services. The healthcare and senior-care services achieved breakthroughs and satisfied the needs of diverse customer groups. Having consolidated its resources, the Company launched six brand new residential senior-care services projects, introduced a pilot program of home-based senior-care services, and provided specific customer groups with the preferential services of “Short Stay Experience” in China Life Caregarden. An upgraded VIP customer services program was rolled out with expanded customer scope and new privileged services, and the number of customers being provided with the VIP services grew by 19.3% year on year. Besides, the Company accelerated the transformation of its service counters from an insurance policy service center to a customer experience center, a sales support center, as well as an education center for the protection of consumers’ rights and interests, and more than 400 customer centers had their image changed and upgraded.

Claims settlement services demonstrated the Company’s original aspiration of providing insurance services for the people. The “convenient and caring” services of claims settlement won wide recognition, with an average efficiency of 0.39 day for claims settlement (rising by 17% year on year), the number of claims payment increasing by 21.5% year on year, and a claims acceptance rate rising to 99.7%. “Advanced Claims Payment” made claims payments of more than RMB74 million, effectively mitigating the financial pressure faced by customers on medical treatments. The Company promoted reminder services on claims notification of electronic invoices for medical charges, providing claims payments of more than 270,000 customer-times. The coverage of convenient claims payment methods was further expanded. “Direct Claims Payment” provided claims payments of more than 3.41 million customer-times and “Claims Settlement for Critical Illness within One Day” made claims payments of over RMB5,400 million, both rising by 50% year on year.

The protection of consumers’ rights and interests was significantly improved. The Company integrated the protection of consumers’ rights and interests into each aspect of its corporate governance and business operation and management, achieving the effective operation of the closed-loop management mechanism. It reinforced the concept of integrity and compliance in sales and services, improved the system for the management of customer complaints, extensively collected the voices of customers, identified and resolved customer experience problems, explored service opportunities, and pushed service notification of over 3.4 million. As the Company consistently enhanced the sense of contentment, happiness and security of its consumers, it ranked among the top of the industry in the assessment of consumer protection conducted by the industry regulator, with customer satisfaction maintaining at a high level.

(III)	Risk Management and Control

During the Reporting Period, the Company consistently strengthened its internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as the regulatory requirements of the industry. The Company has established a risk preference management system with the statement on risk preference as the carrier, and the risk tolerance and limit indicators as the focus, integrated risk preference requirements into various lines of its business operation and management, and significantly enhanced its capability in risk management. After the formal implementation of C-ROSS (Phase II) Regulation from 2022, the Company benchmarked against the new regulations for active implementation, maintaining its evaluation result of SARMRA at the leading position in the life insurance industry. As of the first quarter of 2023, the Company has maintained the rating of Class A for 20 consecutive quarters in the integrated risk rating for insurance companies.

The Company actively conducted various tasks on risk screening and governance and identified hidden risks in a timely manner, so as to enhance its capability to address risks in all aspects. The Company took active actions in refining and implementing the C-ROSS (Phase II) Regulation and constantly optimised the enterprise-wide risk management system. The system for investment risk management and control was continuously improved, and a framework for the whole-chain investment risk analysis was established. The Company strengthened the system for sales risk management and control, actively conducted sales risk pre-warning and investigation, cultivated integrity culture among sales agents, and introduced the credit rating system for the agents, etc. The Company fully implemented the regulatory requirements on anti-money laundering, and performed all of its anti-money laundering obligations, which led to the iterative upgrading of its anti-money laundering capabilities and further improved the effectiveness of its anti-money laundering risk management and control.

The Company consistently strengthened the supervision through audits. In addition to the implementation of special audits on key areas and companies of concern, the Company carried out the audits of economic responsibility and the audits of senior management, strengthened the application of audit results comprehensively, and fully exerted the role of internal audit to offer support to the decision making for the supervision, appraisal and employment of the managers. It consistently stepped up its efforts in supervising rectification and liability attribution for any problems identified in audits, fully proceeded with the mechanism for audit supervision and rectification as well as the mechanism for handover and follow-up of issues, and further optimised closed-loop internal audits, in a bid to enhance the efficiency and effects of audits.

The Company paid great attention to and actively implemented the Data Security Law of the PRC to strictly protect major data and personal information, so as to safeguard the legitimate rights and interests of customers. On the basis of being successfully awarded the highest level certification under the Data Management Capability Maturity Assessment Model (DCMM) in 2022, the Company continued to optimise data governance structure and data management rules, further improved its long-term mechanism for data management, and consistently strengthened the management and control of data security, in order to ensure that the data was manageable and controllable.

V.	Future Prospect

(I)	Industry Landscape and Development Trends

In the long run, with high-quality development as the top priority of the industry, China’s life insurance industry is still at an important stage full of strategic opportunities. Chinese modernisation represents a grand blueprint for China’ economic and social development. As China’s GDP per capita is expected to reach the level of moderately developed countries, middle-income groups will continue to expand, the domestic social security system will be further improved, and people’s demands for high-quality healthcare, medical, senior-care services and wealth management will rise sharply, which will provide a huge market for the development of the life insurance industry. With market players acceleratedly entering into new sectors, fostering new growth drivers and speeding up exploration on specialisation, digitalisation, integration and ecologicalization, etc., the life insurance industry is at a crucial stage where traditional driving forces are being transformed and upgraded while new driving forces are ready to exert their functions. In order to serve the national strategy of proactively responding to population aging and the Healthy China initiative, the industry regulator has rolled out a series of important supporting policies, which will further direct the industry to return to the original role of insurance and enhance the risk protection capabilities.

(II)	Development Strategies and Business Plans of the Company

In the second half of 2023, the Company will stick to the guideline of making progress while maintaining stability, and firmly implement the business strategy of “achieving stable growth, prioritising business value, optimising structure, strengthening sales force, promoting reforms and guarding against risks”. Adhering to its strategic consistency, the Company will focus on steady and healthy development, asset-liability matching management, reforms on key areas, and risk prevention and control, and strengthen customer relationship management as well as diversified insurance product strategy, striving to achieve a steady growth in its annual gross written premiums and a moderate growth in new business value. Besides, the Company will continue to stabilise the quantity of its sales force with improved quality, and endeavor to achieve breakthroughs in innovation of key areas, so as to make new achievements in its high-quality development.

(III)	Potential Risks

From the perspective of liabilities, due to the effects of various factors such as unstable foundation for sustained recovery of China’s economy, insufficient domestic demands and low long-term interest rates, the foundation for the full recovery of the industry is not solid yet. The effective supply of services in such sectors as healthcare and senior-care services and wealth management remains to be improved, and new driving forces in relation to services and technologies, etc., need to be cultivated. The Company will take a variety of measures to actively cope with risks and challenges. It will adhere to the guideline of making progress while maintaining stability, pursue high-quality development, accelerate the sales system reforms, and properly proceed with the empowerment and implementation of healthcare and senior-care ecosystem. It will also endeavor to improve capabilities in customer services and management, strengthen the supporting role of digital iteration in all aspects, consistently optimise its risk management system, and effectively carry out risk prevention and control measures in the key areas of concern, so as to improve its business operation and management.

From the perspective of assets, as the interest rate of fixed-income assets will remain at a low level, the quality fixed-income assets are still in short supply, and the equity market may still be dominated by volatility and structural opportunities in the short term, the Company will face double pressures from continuous downward yield of interest-bearing investment products and the increased volatility in the overall returns of investment portfolios. It will consistently strengthen the asset-liability matching management, further optimise its asset allocation structure, and flexibly adjust its investment strategy to cope with market changes, with a view to effectively balancing the stability of the short-term investment returns and the long-term value appreciation.

The Company anticipates that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in the second half of 2023. At the same time, the Company will make corresponding financing arrangements based on capital market conditions if it plans to implement any business development strategies in the future.

INTERIM RESULTS5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2023

		Unaudited For the six months ended 30 June
		2023	2022
	Notes	RMB million	RMB million
			(Restated)
Insurance revenue	1	91,941	91,725
Interest income	2	61,246	N/A
Investment income	3	23,606	85,454
Net realised gains on financial assets	4	N/A	6,662
Net fair value gains through profit or loss	5	N/A	(5,129)
Investment income from associates and joint ventures		5,664	5,737
Other income		3,867	4,295

Total revenue		186,324	188,744

Insurance service expenses	6	(64,846)	(63,234)
Allocation of reinsurance premiums paid		(2,961)	(2,477)
Less: Amounts recovered from reinsurers		1,913	2,865
Insurance finance income/(expenses) from insurance contracts issued		(73,793)	(72,458)
Less: Reinsurance finance income/(expenses) from reinsurance contracts held		312	288
Finance costs		(2,341)	(2,610)
Expected credit losses	7	797	N/A
Other expenses		(7,867)	(7,581)

Profit before income tax		37,538	43,537
Income tax	8	(664)	(3,474)

Net profit		36,874	40,063

Attributable to:
– Equity holders of the Company		36,151	39,305
– Non-controlling interests		723	758

Basic and diluted earnings per share	9	RMB1.28	RMB1.39

[5]

The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part. The Group has restated and presented the comparative information associated with insurance contracts in accordance with IFRS 17 – Insurance Contracts, and there is no need to restate and present any comparative information associated with financial instruments in accordance with IFRS 9 – Financial Instruments. For the year ended 31 December 2022, the Group acquired China life (Tianjin) Pension and Retirement Investment Company Limited by a business combination under common control, which has been taken into account in this restatement of the relevant items of the Group’s involved comparative statements.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2023

	Unaudited For the six months ended 30 June
	2023	2022
	RMB million	RMB million
		(Restated)
Other comprehensive income	(10,843)	(6,972)

Other comprehensive income attributable to equity holders of the Company (net of tax)	(10,888)	(6,902)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Changes in fair value of debt instruments at fair value through other comprehensive income	39,856	N/A
Allowance for credit losses on debt instruments at fair value through other comprehensive income	(482)	N/A
Gains or losses from changes in fair value of available-for-sale securities	N/A	(2,962)
Less: Amount transferred to net profit from other comprehensive income	N/A	(5,037)
Share of other comprehensive income of associates and joint ventures under the equity method	148	(141)
Exchange differences on translating foreign operations	(133)	(14)
Financial changes in insurance contracts	(52,899)	1,341
Financial changes in reinsurance contracts	332	76

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Changes in fair value of equity instruments at fair value through other comprehensive income	2,240	N/A
Share of other comprehensive income of associates and joint ventures under the equity method	936	(165)
Financial changes in insurance contracts	(886)	—

Non-controlling interests	45	(70)

Total comprehensive income for the period, net of tax	26,031	33,091

Attributable to:
– Equity holders of the Company	25,263	32,403
– Non-controlling interests	768	688

1	INSURANCE REVENUE

	For the six months ended 30 June
	2023	2022
	RMB million	RMB million
Contracts not measured using the premium allocation approach
Expected incurred claims and other expenses	28,574	29,937
Contractual service margin for the service provided	21,597	21,600
Recovery of insurance acquisition cash flows	14,489	13,021
Risk adjustment for non-financial risk expired	895	998
Sub-total	65,555	65,556

Contracts measured using the premium allocation approach	26,386	26,169

Total	91,941	91,725

2	INTEREST INCOME

For
the six months
ended 30 June
2023
RMB million
Interest income from financial assets measured at amortised cost (i)	17,948
Interest income from debt investments at fair value through other comprehensive income	43,298

Total	61,246

(i)	Mainly including interest income arising from cash and cash equivalents, financial assets purchased under agreements to resell, financial assets at amortised cost and term deposits.

(ii)	Interest income is recognised using the effective interest rate method.

3	INVESTMENT INCOME

For
the six months
ended 30 June
2023
RMB million
Dividends and interest income
Dividends
Financial assets at fair value through profit or loss	9,896
Equity instruments at fair value through other comprehensive income	1,452
Interest income
Financial assets at fair value through profit or loss	12,265
Realised gains/(losses)
Financial assets at fair value through profit or loss	(17,166)
Debt instruments at fair value through other comprehensive income	4,677
Unrealised gains/(losses)
Financial assets at fair value through profit or loss	12,654
Financial liabilities at fair value through profit or loss	(159)
Stock appreciation rights	(13)

Total	23,606

For
the six months
ended 30 June
2022
RMB million
(Restated)
Debt securities
– Held-to-maturity securities	31,039
– Available-for-sale securities	15,474
– Securities at fair value through profit or loss	2,399
Equity securities
– Available-for-sale securities	12,678
– Securities at fair value through profit or loss	350
Bank deposits	12,797
Loans	10,360
Financial assets purchased under agreements to resell	357

Total	85,454

For the six months ended 30 June 2022, the interest income accrued using the effective interest rate method and included in investment income was RMB70,027 million.

4	NET REALISED GAINS ON FINANCIAL ASSETS

For
the six months
ended 30 June
2022
RMB million
Debt securities
Realised gains or losses (i)	4,977
Impairment (ii)	—

Sub-total	4,977

Equity securities
Realised gains or losses (i)	7,363
Impairment (ii)	(5,678)

Sub-total	1,685

Total	6,662

(i)	Realised gains or losses were generated mainly from available-for-sale securities.

(ii)

For the six months ended 30 June 2022, the Group recognised an impairment charge of RMB263 million for available- for-sale funds, an impairment charge of RMB5,415 million for available-for-sale stock securities, for which the Group determined that objective evidence of impairment existed.

5	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

For
the six months
ended 30 June
2022
RMB million
Debt securities	264
Equity securities	(5,514)
Stock appreciation rights	(53)
Financial liabilities at fair value through profit or loss	174

Total	(5,129)

6	INSURANCE SERVICE EXPENSES

	For the six months ended 30 June
	2023	2022
	RMB million	RMB million
Contracts not measured using the premium allocation approach
Incurred claims and other expenses	23,535	22,157
Amortisation of insurance acquisition cash flows	14,489	13,021
Losses/(reversals of losses) on onerous contracts	(566)	3,191
Changes to liability for incurred claims	304	266

Sub-total	37,762	38,635

Contracts measured using the premium allocation approach	27,084	24,599

Total	64,846	63,234

7	EXPECTED CREDIT LOSSES

For the six months ended 30 June 2023
RMB million
Debt instruments at fair value through other comprehensive income	(602)
Financial assets at amortised cost	(92)
Term deposits	(96)
Statutory deposits – restricted	(4)
Other receivables	(3)

Total	(797)

8	TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2023	2022
	RMB million	RMB million
		(Restated)

Current taxation – enterprise income tax	590	720
Deferred taxation	74	2,754

Taxation charges	664	3,474

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2022: same) is as follows:

	For the six months ended 30 June
	2023	2022
	RMB million	RMB million
		(Restated)

Profit before income tax	37,538	43,537

Income tax computed at the statutory tax rate	9,385	10,884
Adjustment on current income tax of previous period	101	(245)
Non-taxable income (i)	(9,064)	(7,364)
Expenses not deductible for tax purposes (i)	115	123
Deductible losses for which no deferred tax asset was recognised	19	13
Others	108	63

Income tax at the effective tax rate	664	3,474

(i)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2023 and 31 December 2022, the amounts of deferred tax assets and liabilities were as follows:

	As at 30 June 2023	As at 31 December 2022
	RMB million	RMB million
		(Restated)

Deferred tax assets	69,968	48,703
Deferred tax liabilities	(53,518)	(2,849)

Net deferred tax assets	16,450	46,126
Net deferred tax liabilities	—	(272)

As at 30 June 2023 and 31 December 2022, the deferred taxation was calculated in full on temporary differences under the balance sheet liability method using the principal tax rate of 25%.

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2023	As at 31 December 2022
	RMB million	RMB million
		(Restated)
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	59,940	39,773
– deferred tax assets to be recovered within 12 months	10,028	8,930

Sub-total	69,968	48,703

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(51,762)	(1,396)
– deferred tax liabilities to be settled within 12 months	(1,756)	(1,453)

Sub-total	(53,518)	(2,849)

Net deferred tax assets/liabilities	16,450	45,854

9	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2023 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2022: same).

10	DIVIDENDS

A dividend in respect of 2022 of RMB0.49 (inclusive of tax) per ordinary share, totalling RMB13,850 million, was approved at the Annual General Meeting on 28 June 2023.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2023

	Unaudited As at 30 June 2023	Unaudited As at 31 December 2022
	RMB million	RMB million
		(Restated)
ASSETS
Property, plant and equipment	53,746	54,559
Right-of-use assets	1,571	1,810
Investment properties	12,973	13,193
Investments in associates and joint ventures	259,443	262,488
Term deposits	445,780	485,567
Statutory deposits – restricted	6,543	6,333
Financial assets at amortised cost	208,914	N/A
Held-to-maturity securities	N/A	1,574,204
Loans	N/A	342,083
Financial assets at fair value through other comprehensive income	2,687,231	N/A
Available-for-sale securities	N/A	1,738,108
Reinsurance contract assets	23,570	24,096
Other assets	23,744	22,004
Deferred tax assets	16,450	46,126
Financial assets purchased under agreements to resell	54,551	38,533
Accrued investment income	1,445	49,580
Financial assets at fair value through profit or loss	1,516,000	N/A
Securities at fair value through profit or loss	N/A	223,790
Cash and cash equivalents	195,232	127,594

Total assets	5,507,193	5,010,068

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2023

	Unaudited As at 30 June 2023	Unaudited As at 31 December 2022
	RMB million	RMB million
		(Restated)
LIABILITIES AND EQUITY
Liabilities
Insurance contract liabilities	4,696,086	4,266,947
Reinsurance contract liabilities	145	160
Interest-bearing loans and other borrowings	12,937	12,774
Bonds payable	35,411	34,997
Other liabilities	136,641	117,751
Deferred tax liabilities	—	272
Current tax liabilities	151	238
Premiums received in advance	3,582	49,654
Financial assets sold under agreements to repurchase	127,962	148,958
Financial liabilities at fair value through profit or loss	6,714	3,344

Total liabilities	5,019,629	4,635,095

Equity
Share capital	28,265	28,265
Reserves	153,270	99,033
Retained earnings	296,400	238,723

Attributable to equity holders of the Company	477,935	366,021

Non-controlling interests	9,629	8,952

Total equity	487,564	374,973

Total liabilities and equity	5,507,193	5,010,068

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2023

	Unaudited
	Attributable to equity holders of the Company
	Share capital	Reserves	Retained earnings	Non-controlling interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2021	28,265	249,755	201,041	8,073	487,134
Impact of initial application of IFRS 17	—	(93,078)	2,437	—	(90,641)
As at 1 January 2022 (Restated)	28,265	156,677	203,478	8,073	396,493
Net profit	—	—	39,305	758	40,063
Other comprehensive income	—	(6,902)	—	(70)	(6,972)

Total comprehensive income	—	(6,902)	39,305	688	33,091

Transactions with shareholders
Appropriation to reserves	—	5,137	(5,137)	—	—
Dividends declared	—	—	(18,372)	—	(18,372)
Dividends to non-controlling interests	—	—	—	(454)	(454)
Reserves to retained earnings	—	(67)	67	—	—
Others	—	(301)	—	—	(301)

Total transactions with shareholders	—	4,769	(23,442)	(454)	(19,127)

As at 30 June 2022 (Restated)	28,265	154,544	219,341	8,307	410,457

As at 31 December 2022 (Restated)	28,265	99,033	238,723	8,952	374,973

Impact of initial application of IFRS 9	—	60,751	39,351	6	100,108
As at 1 January 2023	28,265	159,784	278,074	8,958	475,081

Net profit	—	—	36,151	723	36,874
Other comprehensive income	—	(10,888)	—	45	(10,843)

Total comprehensive income	—	(10,888)	36,151	768	26,031

Transactions with shareholders
Appropriation to reserves	—	3,979	(3,979)	—	—
Dividends declared (Note 10)	—	—	(13,850)	—	(13,850)
Dividends to non-controlling interests	—	—	—	(97)	(97)
Reserves to retained earnings	—	(4)	4	—	—
Others	—	399	—	—	399

Total transactions with shareholders	—	4,374	(17,825)	(97)	(13,548)

As at 30 June 2023	28,265	153,270	296,400	9,629	487,564

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2023

	Unaudited For the six months ended 30 June
	2023	2022
	RMB million	RMB million
		(Restated)
Net cash inflow/(outflow) from operating activities	249,424	233,463

Cash flows from investing activities
Disposals and maturities	581,403	464,082
Purchases	(870,525)	(657,841)
Investments in associates and joint ventures	(1,880)	(8,704)
Decrease in term deposits, net	49,271	19,027
Increase in financial assets purchased under agreements to resell, net	(15,624)	(31,979)
Interest received	77,874	75,573
Dividends received	12,605	12,379
Cash paid relating to other investing activities	(20)	—

Net cash inflow/(outflow) from investing activities	(166,896)	(127,463)

Cash flows from financing activities
Decrease in financial assets sold under agreements to repurchase, net	(21,188)	(64,186)
Cash received from borrowings	18	—
Interest paid	(4,925)	(4,947)
Repayment of borrowings	(538)	(74)
Dividends paid to non-controlling interests	—	(313)
Payment of lease liabilities	(486)	(620)
Capital injected into subsidiaries by non-controlling interests	10,841	—
Cash received relating to other financing activities	750	—
Cash paid relating to other financing activities	—	(2,389)

Net cash inflow/(outflow) from financing activities	(15,528)	(72,529)

Foreign exchange gains/(losses) on cash and cash equivalents	114	205

Net increase in cash and cash equivalents	67,114	33,676

Cash and cash equivalents
Beginning of period	127,594	60,459

End of period	194,708	94,135

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	194,663	94,111
Short-term bank deposits	45	24

SEGMENT INFORMATION

The Group operates in life insurance business segment, health insurance business segment, accident insurance business segment and other business segment:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with China Life Insurance (Group) Company etc., as well as income and expenses of subsidiaries.

The segment information submitted by the Group to the operating decision-maker is prepared in accordance with Accounting Standards for Business Enterprises (“ASBE”), among which insurance contracts-related data are prepared in accordance with ASBE No. 25 – Direct Insurance Contracts (Caikuai [2006] No. 3), ASBE No. 26 – Reinsurance Contracts (Caikuai [2006] No. 3) and Regulations regarding the Accounting Treatment of Insurance Contracts (Caikuai [2009] No. 15), and financial instruments-related data are prepared in accordance with ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2006] No. 3), ASBE No. 23 – Transfer of Financial Assets (Caikuai [2006] No. 3), ASBE No. 24 – Hedging (Caikuai [2006] No. 3) and ASBE No. 37 – Presentation of Financial Instruments (Caikuai [2014] No. 23).

	For the six months ended 30 June 2023
	Life	Health	Accident	Others	Elimination	Total

	RMB million
I. Operating income	482,661	60,123	7,652	4,841	(1,682)	553,595
Premiums earned	387,850	53,634	7,431	—	—	448,915
Premium income	388,558	73,058	8,499	—	—	470,115
Less: Premiums ceded to reinsurers	(708)	(3,149)	(36)	—	—	(3,893)
Change in unearned premium reserves	—	(16,275)	(1,032)	—	—	(17,307)
Investment income	90,255	6,188	213	517	—	97,173

Including: Share of profit of associates and joint ventures	5,450	373	13	137	—	5,973

Other gains	68	5	—	43	—	116
Fair value gains/(losses)	2,979	204	7	10	—	3,200
Foreign exchange gains/(losses)	414	28	1	(815)	—	(372)
Other operating income	1,073	63	—	5,086	(1,682)	4,540

Including: Inter-segment transactions	—	—	—	1,682	(1,682)	—

Gains/(losses) on disposal of assets	22	1	—	—	—	23
II. Operating expenses	(474,925)	(58,216)	(7,486)	(3,327)	1,682	(542,272)
Surrenders	(26,276)	(1,194)	(11)	—	—	(27,481)
Claims expense	(68,858)	(29,477)	(3,366)	—	—	(101,701)
Less: Claims recoverable from reinsurers	250	2,691	31	—	—	2,972
Increase in insurance contracts reserve	(299,275)	(18,677)	(366)	—	—	(318,318)
Less: Insurance reserves recoverable from reinsurers	135	—	7	—	—	142
Policyholder dividends resulting from participation in profits	(5,943)	(119)	—	—	—	(6,062)
Tax and surcharges	(459)	(89)	(9)	(69)	—	(626)
Underwriting and policy acquisition costs	(34,995)	(4,561)	(2,134)	(782)	—	(42,472)
Administrative expenses	(12,227)	(4,859)	(1,319)	(1,754)	—	(20,159)
Less: Expenses recoverable from reinsurers	161	116	4	—	—	281
Other operating expenses	(15,450)	(1,228)	(295)	(722)	1,682	(16,013)

Including: inter-segment transactions	(1,571)	(107)	(4)	—	1,682	—

Impairment losses	(11,988)	(819)	(28)	—	—	(12,835)

III. Operating profit	7,736	1,907	166	1,514	—	11,323

Add: Non-operating income	21	1	—	2	—	24
Less: Non-operating expenses	(182)	(12)	—	(1)	—	(195)

IV. Net profit before income tax	7,575	1,896	166	1,515	—	11,152

Supplementary Information:
Depreciation and amortisation expenses	1,414	525	152	418	—	2,509

The reconciliation of segment information to the consolidated statement of comprehensive income is as follows:

	For the six months ended 30 June 2023
	Segment information	Adjustment for differences in IFRS 9	Adjustment for differences in IFRS 17	Consolidated statement of comprehensive income

		RMB million
Operating income	553,595	(3,819)	(363,452)	186,324	Total revenue
Net profit before income tax	11,152	9,813	16,573	37,538	Profit before income tax

	For the six months ended 30 June 2022
	Life	Health	Accident	Others	Elimination	Total

	RMB million
I. Operating income	453,952	62,829	7,860	5,232	(1,571)	528,302
Premiums earned	355,898	56,145	7,593	—	—	419,636
Premium income	356,528	75,284	8,157	—	—	439,969
Less: Premiums ceded to reinsurers	(630)	(3,739)	(89)	—	—	(4,458)
Change in unearned premium reserves	—	(15,400)	(475)	—	—	(15,875)
Investment income	100,052	6,823	275	525	—	107,675

Including: Share of profit of associates and joint ventures	5,421	365	15	(44)	—	5,757

Other gains	72	5	—	55	—	132
Fair value gains/(losses)	(3,268)	(220)	(9)	(14)	—	(3,511)
Foreign exchange gains/(losses)	442	30	1	(254)	—	219
Other operating income	721	44	—	4,920	(1,571)	4,114

Including: Inter-segment transactions	—	—	—	1,571	(1,571)	—

Gains/(losses) on disposal of assets	35	2	—	—	—	37
II. Operating expenses	(438,105)	(57,012)	(6,134)	(3,555)	1,571	(503,235)
Surrenders	(18,213)	(892)	(10)	—	—	(19,115)
Claims expense	(44,972)	(25,020)	(2,822)	—	—	(72,814)
Less: Claims recoverable from reinsurers	188	2,770	26	—	—	2,984
Increase in insurance contracts reserve	(306,234)	(21,356)	587	—	—	(327,003)
Less: Insurance reserves recoverable from reinsurers	64	180	6	—	—	250
Policyholder dividends resulting from participation in profits	(11,772)	(65)	—	—	—	(11,837)
Tax and surcharges	(437)	(97)	(9)	(68)	—	(611)
Underwriting and policy acquisition costs	(26,605)	(5,812)	(2,195)	(693)	—	(35,305)
Administrative expenses	(10,764)	(5,336)	(1,358)	(2,067)	—	(19,525)
Less: Expenses recoverable from reinsurers	34	523	15	—	—	572
Other operating expenses	(14,088)	(1,549)	(360)	(727)	1,571	(15,153)

Including: inter-segment transactions	(1,468)	(99)	(4)	—	1,571	—

Impairment losses	(5,306)	(358)	(14)	—	—	(5,678)

III. Operating profit	15,847	5,817	1,726	1,677	—	25,067

Add: Non-operating income	22	1	—	3	—	26
Less: Non-operating expenses	(152)	(10)	—	—	—	(162)

IV. Net profit before income tax	15,717	5,808	1,726	1,680	—	24,931

Supplementary Information:
Depreciation and amortisation expenses	1,415	658	178	452	—	2,703

The reconciliation of segment information to the consolidated statement of comprehensive income is as follows:

	For the six months ended 30 June 2022
	Segment information	Adjustment for differences in IFRS 9	Adjustment for differences in IFRS 17	Consolidated statement of comprehensive income

		RMB million
Operating income	528,302	N/A	(339,558)	188,744	Total revenue
Net profit before income tax	24,931	N/A	18,606	43,537	Profit before income tax

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2023 and the corresponding results as at 31 December 2022 are shown below:

Components of Embedded Value		RMB million
ITEM		30 June 2023	31 December 2022
A	Adjusted Net Worth	733,478	682,694
B	Value of In-Force Business before Cost of Required Capital	656,806	620,053
C	Cost of Required Capital	(78,614)	(72,227)
D	Value of In-Force Business after Cost of Required Capital (B + C)	578,192	547,825
E	Embedded Value (A + D)	1,311,669	1,230,519

Note: Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2023 and for the corresponding period of last year is shown below:

Components of Value of Half Year’s Sales		RMB million
ITEM		30 June 2023	30 June 2022
A	Value of half year’s Sales before Cost of Required Capital	39,730	30,440
B	Cost of Required Capital	(8,866)	(4,695)
C	Value of half year’s Sales after Cost of Required Capital (A + B)	30,864	25,745
	Including: Value of half year’s Sales of Individual Agent Business Sector	27,404	24,185

Summary of Results (continued)

The new business margin of half year’s sales of individual agent business sector for the 6 months ended 30 June 2023 is shown below:

New Business Margin of Half Year’s Sales of Individual Agent Business Sector

	30 June 2023	30 June 2022
By First Year Premium	27.0%	28.5%
By Annual Premium Equivalent	30.2%	30.4%

Note:

First Year Premium is the written premium used for calculation of the value of half year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in the First Half Year of 2023		RMB million
ITEM
A	Embedded Value at the Start of Year	1,230,519
B	Expected Return on Embedded Value	45,726
C	Value of New Business in the Period	30,864
D	Operating Experience Variance	1,687
E	Investment Experience Variance	(14,942)
F	Methodology and Model Changes	(374)
G	Market Value and Other Adjustments	29,484
H	Exchange Gains or Losses	332
I	Shareholder Dividend Distribution and Capital Changes	(13,850)
J	Others	2,223
K	Embedded Value as at 30 June 2023 (sum A through J)	1,311,669

Note: Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2023 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2023.
D	Reflects the difference between actual operating experience in the first half year of 2023 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2023.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2023 to 30 June 2023 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during the first half year of 2023.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarised below:

	RMB million
Sensitivity Results	Value of In-Force Business after Cost of Required Capital	Value of Half year’s Sales after Cost of Required Capital
Base case scenario	578,192	30,864
1. Risk discount rate +50bps	552,289	29,117
2. Risk discount rate -50bps	605,940	32,752
3. Investment return +50bps	697,722	39,459
4. Investment return - 50bps	459,181	22,307
5. 10% increase in expenses	571,580	28,435
6. 10% decrease in expenses	584,803	33,292
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	574,162	30,330
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	582,183	31,402
9. 10% increase in lapse rates	577,917	30,251
10. 10% decrease in lapse rates	578,525	31,526
11. 10% increase in morbidity rates	569,617	29,809
12. 10% decrease in morbidity rates	586,919	31,919
13. Allowing for diversification in calculation of VIF	626,671	—

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Save for code provision F.2.2, the Company has complied with all code provisions of the CG Code during the Reporting Period. Mr. Bai Tao, the Chairman of the Board of Directors of the Company, was unable to attend the 2022 Annual General Meeting of the Company as required by code provision F.2.2 due to other business commitments. Mr. Zhao Peng, a then Executive Director of the Company, was elected by the Board to preside over the meeting, and communicated with shareholders in an effective manner.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

INFORMATION ON DELISTING OF AMERICAN DEPOSITARY SHARES

The delisting of the American depositary shares (“ADSs”) of the Company took effect on 2 September 2022, and the ADS program was terminated on 11 November 2022. Holders of ADSs would be able to surrender their ADSs to the depositary for cancellation and to take delivery of the H Shares at any time prior to 11 May 2023, with each ADS surrendered to be exchanged into 5 H Shares of the Company, in accordance with the provisions of the Deposit Agreement entered into by and among the Company, the depositary and the holders of ADSs and the terms and conditions of the ADSs. For details, please refer to the announcements published by the Company on the HKExnews website of Hong Kong Exchanges and Clearing Limited on 12 August 2022 and 2 September 2022, respectively. As at the end of the Reporting Period, any work in relation to the termination of the ADS program has been fully completed.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee of the Board together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2023.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Bai Tao
Chairman

Beijing, China

23 August 2023